SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

399818103

(CUSIP Number)

Andy Albright

c/o Robert J. King III

2000 Renaissance Plaza

230 North Elm Street

Greensboro, NC 27401

336-271-3110

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 28, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103	13G	Page 2 of 9 Pages

Person 1
1	NAME OF REPORTING PERSON Albright Bombshell, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22,135,728
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 22,135,728
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,135,728
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.11%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 399818103	13G	Page 3 of 9 Pages

Person 2
1	NAME OF REPORTING PERSON KA Put and Call, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: NEVADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,067,864
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,067,864
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,067,864
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.56%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 399818103	13G	Page 4 of 9 Pages

Person 3
1	NAME OF REPORTING PERSON Andy S. Albright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,802,395
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 23,802,395
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,802,395
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.80%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 399818103	13G	Page 5 of 9 Pages

Pursuant to Rule 13d-2 of the Act, this Amendment No. 1 to Schedule 13G (this “Amendment”) amends and restates in its entirety the Schedule 13G filed with the Securities and Exchange Commission on September 11, 2019. This Amendment relates to shares issued to each of the Reporting Persons (as hereinafter defined) and updates the percentages based on the number of shares issued and outstanding when the Company (as hereinafter defined) filed its 10K-A on October 28, 2019.

Item 1. Security and Issuer:

(a)	Name of Issuer: Grow Capital, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices: 2485 Village View Drive, Suite 180, Henderson, NV 89074.

Item 2.

(a)	Name of Person Filing: This statement is filed by:

(i)	Albright Bombshell, LLC, a North Carolina limited liability company (“Albright Bombshell”), with respect to the shares of Common Stock (as hereinafter defined) directly owned by it and directly owned by KA Put and Call (as hereinafter defined), its wholly-owned subsidiary;

(ii)	KA Put and Call, LLC, a Nevada limited liability company (“KA Put and Call”), with respect to shares of Common Stock directly owned by it; and

(iii)	Andy S. Albright, a United States citizen of the State of North Carolina (“Mr. Albright”), with respect to the shares of Common Stock owned directly by each of (i) Mr. Albright, (ii) Albright Bombshell, and (iii) KA Put and Call. Albright Bombshell owns 100% of the membership interests in KA Put and Call. Mr. Albright owns 100% of the membership interests in Albright Bombshell.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or each of the Reporting Persons is: 1214 Turrentine St., Burlington, NC 27215

(c)	Citizenship: See item 2(a) above.

(d)	Title of Class of Securities: Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number: 399818103

CUSIP No. 399818103	13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Albright Bombshell, LLC

(a)	Amount beneficially owned: 22,135,728

(b)	Percent of class: 9.11%. The percentages used herein and in the rest of Item 4 are calculated based up on the 242,901,397 shares of Common Stock issued and outstanding as of October 14, 2019, as set forth in the Company’s Form 10-K/A filed on October 28, 2019.

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or direct the vote: 22,135,728

CUSIP No. 399818103	13G	Page 7 of 9 Pages

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 22,135,728

(iv)	Shared power to dispose or to direct the disposition of: 0

B.	KA Put and Call, LLC

(a)	Amount beneficially owned: 11,067,864

(b)	Percent of class: 4.56%.

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or direct the vote: 11,067,864

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,067,864

(iv)	Shared power to dispose or to direct the disposition of: 0

C.	Andy S. Albright

(a)	Amount beneficially owned: 23,802,395

(b)	Percent of class: 9.80%.

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or direct the vote: 23,802,395

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 23,802,395

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

CUSIP No. 399818103	13G	Page 8 of 9 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

See Exhibit A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

See Exhibit A.

Item 8. Identification and Classification of Members of a Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2019

/s/ Andy S. Albright
Andy S. Albright, individually, and as the manager of Albright Bombshell, LLC, for itself and as the managing member of KA Put and Call, LLC

CUSIP No. 399818103	13G	Page 9 of 9 Pages

Schedule 13G

Exhibit A

Albright Bombshell owns 100% of the membership interests in KA Put and Call. Albright Bombshell is the sole managing member of KA Put and Call. Mr. Albright owns 100% of the membership interests in Albright Bombshell. Mr. Albright is the sole manager of Albright Bombshell. As a result, Albright Bombshell has the right to receive and power to direct the receipt of dividends from, as well as the proceeds from the sale of, the Common Stock owned by KA Put and Call. Mr. Albright has the right to receive and power to direct the receipt of dividends from, as well as the proceeds from the sale of, the Common Stock owned by Albright Bombshell.